CONVERSION AGREEMENT

This Agreement executed on February 10, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Ryan Neely (the "Consultant"), with an address at 1010 Calle Cordillera, Suite 106, San Clemente, CA 92673.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered his document formatting (EDGARization) services to the Company continuously from December, 2004 and has rendered 2 (two) invoice (12012 and 05-102) to the Company with a balance due of $2,085 (two thousand eighty-five dollars). The Parties hereby agree to convert $2,085 (two thousand eighty-five dollars) of this obligation of the Company into 2,085 (two thousand eighty-five) fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

Furthermore, the Parties agree to convert $2,915 (two thousand nine hundred fifteen dollars) of Consultant's fees for his future services to the Company into 2,915 (two thousand nine hundred fifteen) fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)                The Consultant (Ryan Neely)


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Chaslav Radovich                            Ryan Neely
President/CEO